EXHIBIT 2

August 10, 2004

The Board of Directors
MI Developments Inc.

Dear Board Member:

We are writing as a courtesy to inform you that we have filed a formal complaint with the Ontario Securities Commission (“OSC”) objecting to the proposed acquisition of Magna Entertainment Corp. (“MEC”) by MI Developments Inc. (“MID”). We believe that the proposed transactions comprise a “related party transaction” and require an affirmative vote of a majority of MID’s minority shareholders. We are asking the authorities to compel such a vote. Should such a vote occur, we would vote against the transactions and we would expect an overwhelming majority of MID’s other minority shareholders to reject them as well.

After many exchanges with MID management, we have become dissatisfied with the company’s apparent disregard for the interests of minority shareholders (who, as you know, actually own in excess of 95% of MID’s shares outstanding). The proposed transactions appear destined to permanently destroy shareholder value such that we are left with no option but to actively oppose them. Greenlight Capital does not lightly seek the intervention of securities regulators. However, we feel compelled to do so in this case to defend our interests and those of our fellow minority shareholders. The formal complaint with the OSC is attached to this letter.

Transactions Designed to Circumvent Rule 61-501

We believe that MID management anticipated the negative reaction that greeted the announcement of the offer for MEC. Obviously, MID realized it would be unable to obtain the necessary MID shareholder approval. MID’s purchase of Chairman Frank Stronach’s MEC stock held through Fair Enterprise Limited (“Fair Enterprise”) is directly related to the MEC offer. We believe that without the proposed Fair Enterprise purchase, MID would clearly need a shareholder vote under Ontario’s securities laws as a “related party transaction.” Accordingly, we believe that the true motivation for the Fair Enterprise purchase is to avoid classifying the proposed merger as a related party transaction, thereby circumventing the legally required vote. This is at odds with OSC Rule 61-501, which was designed to protect minority shareholders.

Benefits Being Conferred on Frank Stronach Not Available to Minority Shareholders

This case is particularly troublesome since Mr. Stronach owns less than 1% of the equity of MID. We can only conclude that the disdain for minority shareholder interests inherent in the transactions stems from the complete mismatch between Mr. Stronach’s economic interests and voting control. He is also being conferred a benefit not available to other shareholders of MID through the downside protection he has been granted. Only Mr. Stronach can require MID to repurchase his shares at a value-protected level if the transactions do not proceed. We believe that the Board violated its fiduciary duty to the minority shareholders by approving the use of these embedded put options contained in the Fair Enterprise transaction.

Like our fellow minority shareholders, we purchased our MID shares with full knowledge of Mr. Stronach’s voting interests. MID had positioned itself as a low-risk, high value-added, steady cash flow real estate business focusing on stable industrial and commercial properties with no intention to increase its equity ownership of MEC. We were also comforted by the Board’s fiduciary duties, which extend to all shareholders, and by securities regulations protecting minority shareholders. Now, contrary to its much discussed strategy, MID proposes to make a material, unanticipated and value destroying change in corporate direction. We are also shocked at the idea that minority shareholders should be forced to accept a transaction through which Mr. Stronach receives undervalued MID stock in exchange for his fully-valued MEC shares. Reluctantly, we are resorting to protections that are designed to protect our fellow minority shareholders and ourselves.

MID management has acknowledged that it believes MID stock to be extremely undervalued while it is paying a “full price” for MEC. The MEC acquisition is, therefore, very dilutive to MID shareholders. This further implies that Mr. Stronach has received additional personal benefit by exchanging MEC stock at an almost “full price” for deeply discounted MID stock. He would also benefit from the proposed transactions in several additional ways in contravention of OSC Rule 61-501: 1) through the “in-the-money” options he currently holds to purchase 1,000,000 MEC shares, a fact curiously omitted from MID’s press release on the transactions; 2) through his association with the Magna Plans that hold 647,290 MEC shares; 3) through obtaining direct, rather than indirect control of MEC’s assets; and 4) through increased power as the Chairman of the combined company. Mr. Stronach’s statement that “shareholders would know that I will participate in this transaction solely through my investment in MID, and I will not benefit by tendering MEC shares into the offer” is completely disingenuous.

Management’s Inability to Offer Coherent Rationale for Transactions

CEO Brian Tobin explained the rationale for the transactions as follows: “Privatization should improve investors’ overall perception of the value of MID’s two businesses, as a result of removing the MEC investment holding company structure, removing the uncertainty around MID’s intention for MEC, improving MEC’s ability to successfully execute its business strategy as a result of MID’s direct assistance, and attracting additional interest in MID shares from investors who want to invest in MID’s core real estate portfolio, but at the same time, have the opportunity for significant growth from MEC’s business. For these reasons, I and the management team believe this offer is in the best long-term interest of both MID and MEC shareholders.”

Mr. Tobin’s comments were echoed by those of CFO John Simonetti: “MID management expects that the discount currently applied to MID’s investments in MEC by the investor community will be reduced or eliminated, and that any discount which is applied to MID’s real estate business, as a result of the uncertainty of how MID will participate in MEC opportunities, will also be reduced.”

However, MID’s shareholders and market observers evidently have come to the opposite conclusion. The shares fell 10% immediately upon announcement of the MEC acquisition and have fallen further since then. CIBC analyst Rossa O’Reilly commented that “MID shareholders focused on the low-risk industrial property operations will be disappointed by this move, which takes the company in the opposite direction to their preferred strategy.” In fact, the discount that supposedly concerns MID’s management has only increased as market participants have voiced their increasing displeasure with the inadequate rationale for the transactions. We expect this discount to increase further if the transactions proceed.

Management argues that MID should dedicate its valuable and stable core real estate cash flows to MEC, since MID already has a stake in MEC. This “strategy” amounts to MID being held hostage to its investment in MEC and to throwing good money after bad. We believe management has an obligation to dedicate cash flows to whichever projects have the greatest risk adjusted return to investors including giving proper consideration to returning cash flows to shareholders through dividends and share repurchases. In a private meeting with us, management was unable to quantify any benefit to MID shareholders from these transactions, while admitting that they will be dilutive to earnings for the foreseeable future.

Management’s Failure to Consider Shareholder Value Enhancing Alternatives

Alarmingly, management has acknowledged that it does not care whether the returns on this investment are inferior to alternatives such as buying back shares. During MID’s May earnings call, management was asked, “if you could buy back your real estate assets by buying stock at even a 15% cap, it’s significantly lower risk than anything that you would do in the MEC project and it’s absolutely the best thing for shareholders.” Mr. Simonetti acknowledged that such a step “may be the best thing for shareholders. First and foremost, our goal as a management team is to grow our business.” Rather, the company has chosen to pursue transactions which result in a combined company that has financing requirements Mr. Tobin and Mr. Simonetti referred to in a call with us as “sobering” and “scary,” respectively.

A far superior alternative to the related party transactions being proposed would be for MID to spin-off its share ownership in MEC to shareholders. This approach would eliminate any embedded discount in MID stock. Additionally, it would likely eliminate any minority interest discount in MEC stock, further improving that company’s access to capital. MEC’s investment thesis should be evaluated on its own basis, a far better discipline for shareholders than being subsidized by MID’s cash flows. With this simple spin-off alternative available to the company, we question Mr. Tobin’s assertion to us that “this isn’t about Frank pushing his dream of a racing empire.” Since management has confirmed to us that they did not seriously consider any alternatives to the proposed transactions, what else could these actions possibly be about?

It is obvious to us that a more rational and separate corporate structure would better accomplish the stated objectives of the transactions and also eliminate ongoing conflicts between the companies. We therefore encourage MID’s Board and management to reconsider and adopt a strategy that is more likely to create than to destroy MID shareholder value. A definitive agreement with MEC is not yet in place and we would encourage MID’s Board not to enter into one. We would be willing to meet with the Board to help with the development of a long-term value creation plan that benefits all MID shareholders.

Sincerely,

/S/ GREENLIGHT CAPITAL

Greenlight Capital, Inc.

August 10, 2004

VIA COURIER

Ontario Securities Commission
20 Queen Street West
19th Floor
Toronto, Ontario M5H 3S8

Attention:  Ralph Shay
                    Director, Take Over / Issuer Bids, Mergers and Acquisitions

Dear Sirs/Madames:

Re:	Non-compliance by MI Developments Inc. with Rule 61-501 in connection with MI Developments Inc.’s purchase of Class A Subordinate Voting Stock of Magna Entertainment Corp. from Fair Enterprise Limited (the “Fair Enterprise Transaction”) and the insider bid to acquire all of the outstanding shares of Class A Subordinate Voting Stock of Magna Entertainment Corp. (the “Offer”, and together with the Fair Enterprise Transaction, the “Transactions”)

Greenlight Capital, Inc. (“Greenlight”) is the second largest unrelated shareholder of MI Developments Inc. (“MID”), a reporting issuer incorporated under the laws of the Province of Ontario. By this letter, we are requesting the staff (the “Staff”) of the Ontario Securities Commission (“OSC”) to intervene in the Transactions and require MID to comply with OSC Rule 61-501 (“Rule 61-501”) on the grounds that MID has failed to comply with the provisions of Rule 61-501 regarding “related party transactions”. We request that the Staff require MID to hold a meeting of the holders of MID’s Class A Subordinate Voting Shares (“MID Class A Stock”) to consider and vote on the Transactions in compliance with Rule 61-501.

In summary, we submit that the Offer engages Rule 61-501’s provisions governing “related party transactions.” Frank Stronach, Chairman of the board of each of MID and Magna Entertainment Corp. (“MEC”) stands to derive significant benefit in connection with the Offer, including a direct financial benefit from options he holds in MEC. In addition, MID and certain of its affiliates have structured the related party transaction as two connected transactions that, when taken together, constitute a “related party transaction” requiring MID to hold a shareholder meeting to consider and vote on the Transactions. The first step is a private agreement with an entity controlled by Mr. Stronach to purchase shares of MEC’s Class A Subordinate Voting Stock (the “MEC Class A Stock”) beneficially owned by Mr. Stronach. The second step is the offer for the remainder of the outstanding shares of MEC.

Greenlight Capital, Inc.

We submit that MID anticipated that the capital markets would react unfavorably to the Transactions and that it would be difficult for MID to obtain the necessary shareholder approval to complete the Transactions. MID management, therefore, had an incentive to structure the insider bid so as to avoid Rule 61-501’s shareholder approval requirements.

I. Background1

A.	The Frank Stronach entities

MID and MEC are two interrelated parts of Mr. Stronach’s commercial empire. They had their origins with Magna International Inc. (“Magna”), a diversified automotive parts supplier. The Stronach Trust controls Magna through the right to direct the votes attached to Class B shares of Magna. These shares carry a majority of the votes attached to the outstanding voting shares of Magna. Mr. Stronach and three members of his family are the trustees of the Stronach Trust. 2

MEC, a reporting issuer incorporated under the laws of Delaware, owns and operates horse racetracks and simulcasts live racing content to inter-track, off-track and account wagering markets. MEC was formed in 1999 as part of a reorganization in which Magna separated its non-automotive businesses from its automotive businesses. Pursuant to that reorganization, certain real estate assets were transferred to MEC and, in 2000, Magna spun-off MEC to Magna shareholders by way of a special dividend. By virtue of its control of Magna, Mr. Stronach, through the Stronach Trust, retained a controlling interest in MEC. At the time of the spin-off however, Magna and MEC entered into an agreement (the “Forbearance Agreement”) whereby Magna made a commitment to its shareholders that it would not, through the period ending on May 31, 2006, without the prior consent of the holders of a majority of Magna’s Class A Subordinate Voting Shares make any further debt or equity investment in, or otherwise give financial assistance to, MEC or any of MEC’s subsidiaries.

MID is a real estate operating company engaged in the ownership, development, management, leasing and acquisition of industrial and commercial real estate properties located in North America and Europe. Virtually all its income-producing properties are under lease to Magna and its subsidiaries. MID is the successor corporation to several wholly-owned subsidiaries of Magna that formed Magna’s real estate division and held the controlling investment in MEC. These corporations amalgamated on August 29, 2003 to form MID which was subsequently spun-off from Magna pursuant to a distribution to shareholders of Magna. As a part of the spin-off transaction, MID acquired Magna’s controlling interest in MEC. The Forbearance Agreement was designed to protect Magna shareholders from the type of maneuver that MID

[1]	Please find enclosed with this letter a bound volume of certain exhibits referred to in this application (the “Exhibit Book”).

[2]	Mr. Stronach is also a member of the class of potential beneficiaries of the Stronach Trust. See Item 7 (Major Shareholders and Related Party Transactions) of MID’s Form 20-F (Annual Report) for the fiscal year ended December 31, 2003. The relevant provisions of Item 7 can be found at Tab 1 of the Exhibit Book.

Greenlight Capital, Inc.

minority shareholders are now being affected by and the MID spin-off contravenes the spirit of the agreement to those shareholders that received their MID shares at the time of the spin-off.

Although both MID and MEC are separate public companies, Mr. Stronach controls both companies by virtue of his beneficial ownership of shares of MID Class B Stock.3 MID is the sole holder of MEC’s Class B Stock,4 so Mr. Stonach, indirectly through MID, controls MEC. By repeatedly using two-tiered voting structures, Mr. Stronach has been able to orchestrate the spin-off of these Magna subsidiaries without having to relinquish control of them.

In particular, despite the fact that he only has a minimal equity stake in MID (less than 1% of MID’s outstanding shares),5 Mr. Stronach is still able to elect all the directors of MID and to control MID and, through MID, is able to elect all the directors of MEC and control MEC. Indeed, Mr. Stronach continues to exert very strong influence on the direction of both companies as Chairman of each company’s board of directors. Mr. Stronach expressed his passion for MEC in the MEC 2004 annual report stating that “For me, building Magna Entertainment is a labor of love.” The Offer is clearly intended to further Mr. Stronach’s personal passion at minimal risk to Mr. Stronach and has nothing to do with furthering the best interests of MID Shareholders.

B.	Greenlight

We are a New York-based investment management firm founded in 1996, which manages value-oriented private investment funds specializing in publicly-traded securities. We are a long-term investor seeking high absolute rates of return while minimizing the risk of capital loss. Together with our affiliates, we manage in excess of $2 billion6 in assets and own 4.7 million shares of MID Class A Stock, representing approximately 9.9% of the outstanding shares of MID Class A Stock and 9.8% of all MID’s outstanding shares.

Like other MID investors, we initially invested in MID because MID had positioned itself as a low-risk, high value-added, steady cash-flow real estate business focusing on stable industrial and commercial properties. Should the Transactions be completed, MID will have transformed itself without shareholder consent into a high-risk business pursuing risky opportunities in the racing and gaming industry.

We at Greenlight do not lightly seek the intervention of securities regulators against transactions proposed by the management of the corporations in which we invest. However, in light of the current situation and as a major stakeholder in MID, we now feel compelled to act to ensure that the rights of minority shareholders are protected from a transaction that, if completed, will defeat

[3]	Frank Stronach beneficially owns 465,006 shares of MID Class B Stock which are entitled to 500 votes per share. Therefore, when including his beneficial ownership of MID Class A Stock, Mr. Stronach controls, in aggregate, approximately 73% of the total votes carried by MID’s voting shares. For more details regarding MID’s ownership structure see Part I.D. of this letter.

[4]	MID beneficially owns 58,466,056 shares of MEC Class B Stock, which are entitled to 20 votes per share. Taking into account MID’s beneficial ownership of MEC Class A Stock, Mr. Stronach, through MID, controls, in aggregate, approximately 96.7% of the total votes carried by MEC’s voting shares.

[5]	Mr. Stronach directly owns only 50,000 shares of MID Class A Stock and indirectly, as a result of ownership by the Stronach Trust, owns 363,414 shares of the MID Class B Stock. These shares represent an economic interest of less than 1% of MID’s equity securities.

[6]	All references to currency are to U.S. dollars.

Greenlight Capital, Inc.

MID shareholders’ reasonable expectations as to the company’s general direction and strategy and reduce shareholder value. We are the second largest unrelated shareholder of MID and may suffer significant harm if the Transactions are permitted to proceed without being submitted to a shareholder vote. Prior to the announcement of the Offer, our investment in MID was valued at approximately $123.8 million. Due to adverse market reaction to the Transactions, that investment has already diminished by approximately $17.3 million, representing a 14% decline in value (based on the closing price for MID Class A Stock7 on August 9, 2004).

C.	The Offer

On July 13, 2004 MID announced its intention to make the Offer to acquire all of the outstanding MEC Class A Stock not currently owned by MID for consideration of $1.05 in cash and 0.2258 of a share of MID Class A Stock per share of MEC Class A Stock. If the Offer is completed, MID intends to acquire any shares of MEC Class A Stock not tendered in the offer through a “short-form” merger8 of MEC with a wholly-owned Delaware subsidiary of MID in which MEC shareholders would receive the same consideration per share of MEC Class A Stock as shareholders tendering in the Offer.9 The Offer was approved by a special committee of independent directors of MID, which received a fairness opinion from Scotia Capital. MID has not yet filed a securities exchange take-over bid to commence the Offer.

In addition to customary conditions, including receipt of certain regulatory approvals, the Offer will be conditioned on the tender of: (1) at least a majority of the shares of MEC Class A Stock not held by MID or related parties of MID; and (2) such number of shares of MEC Class A Stock that MID will hold at least 90% of the total number of the then outstanding shares of MEC Class A Stock (after taking into account the shares of MEC Class A Stock currently held directly or indirectly by MID and the conversion of up to all the shares of MEC Class B Stock held directly or indirectly by MID into shares of MEC Class A Stock).

Following completion of the Offer, MEC’s outstanding 7.25% convertible notes due 2009 and its 8.55% convertible notes due 2010 will be convertible into shares of MID Class A Stock and a cash payment as contemplated by the note indentures at a conversion price based on the merger consideration. MEC options will also become exercisable for shares of MID Class A Stock based on the merger consideration.

In the same press release announcing the Offer, MID also disclosed a related transaction, the Fair Enterprise Transaction, whereby, pursuant to a private agreement, Fair Enterprise Limited, a company controlled by Mr. Stronach and by members of his family, agreed to sell 3,682,515 shares (the “Fair Enterprise Shares”) of MEC Class A Stock (7.5% of the outstanding shares of MEC Class A Stock) to MID for $0.89 and approximately 0.1922 of a share of MID Class A Stock per share of MEC Class A Stock representing a purchase price of $5.96 per share.10 Mr. Stronach has retained options and other beneficially owned shares and can participate in the Offer directly through those residual holdings of securities.11

[7]	The MID Class A Stock is listed on the New York Stock Exchange (“NYSE”) (trading symbol: “MIM”) and on the Toronto Stock Exchange (trading symbol: “MIM. A.”).

[8]	Pursuant to Section 253 of the Delaware General Corporation Law, a parent corporation may merge with a 90% or more owned subsidiary without the need to obtain stockholder approval either from the parent corporation’s stockholders or the subsidiary corporation’s stockholders.

[9]	The consideration represents an offer price of $7 per share of MEC Class A Stock based upon the closing price of $26.35 per share of MID Class A Stock on the NYSE on July 12, 2004. The total transaction value is approximately $285.8 million; approximately $43 million in cash (15%) and $243 million in MID Class A Stock (85%) for the approximately 40.8 million shares of MEC Class A Stock not owned by MID.

[10]	The aggregate purchase price equals approximately $22 million (approximately $3.3 million in cash and approximately 707,779 shares of MID Class A Stock valued at approximately $18.7 million based on the closing price of the MID Class A Stock on the NYSE on July 12, 2004).

[11]	Notwithstanding the Fair Enterprise Transaction, Mr. Stronach can benefit directly from the Offer because he holds “in-the-money” MEC stock options that entitle him to acquire 1,000,000 shares of MEC Class A Stock issuable upon exercise of the stock options. These stock options will convert into options to acquire shares of MID Class A Stock following the “short-form” merger. The options are estimated to have a current valuation range of $2 - $3 per share (or $2 million to $3 million in aggregate) depending on the volatility assumptions used in calculating the value of the options using a Black-Scholes model. See the section entitled “Executive Compensation” in MEC’s 2000 Proxy Statement filed on Schedule 14A. The relevant pages of that section can be found at Tab 2 of the Exhibit Book. Note also that Mr. Stronach is an associate of the Magna Plans (defined below) which own, in aggregate 647,290 shares of MEC Class A Stock that may be tendered into the Offer.

Greenlight Capital, Inc.

D. Ownership of MID

MID currently has 48.2 million shares outstanding; 47.6 million shares of MID Class A Stock and 548,238 shares of MID Class B Stock. In connection with the Transactions (including the Fair Enterprise Transaction, the Offer and the “short-form” merger), MID will issue 9.9 million shares of MID Class A Stock. Another 7.6 million shares of MID Class A Stock may be issued to holders of MEC convertible notes and MEC stock options that will be exercisable for shares of MID Class A Stock. Therefore, the number of shares of MID Class A Stock outstanding after the completion of the transaction is expected to be 58.1 million, or 65.7 million on a fully diluted basis.

The chart on the following page sets forth the ownership structure of MID immediately prior to the Fair Enterprise Transaction.12

[12]	See also Item 7 (Major Shareholders and Related Party Transactions) of MID’s Form 20-F (Annual Report) for the fiscal year ended December 31, 2003. The relevant provisions of Item 7 can be found at Tab 1 of the Exhibit Book.

Greenlight Capital, Inc.

(a)	Mr. Stronach directly holds 50,000 shares of MID Class A Stock, representing approximately 0.1% of the outstanding shares of MID Class A Stock. The Magna Deferred Profit Sharing Plan (Canada) (the “Canadian Plan”) holds 1,321,217 shares of MID Class A Stock, representing approximately 2.9% of the outstanding shares of MID Class A Stock. The trustee of the Canadian Plan is The Canada Trust Company, which has the power to vote the shares in the Canadian Plan; provided however, that Mr. Stronach as Chairman of Magna retains the right to direct the trustee in regard to voting and disposing of the shares in such plan. The Employees Deferred Profit Sharing Plan (U.S.) (the “U.S. Plan” and, together with the Canadian Plan, the “Magna Plans”) holds 884,355 shares of MID Class A Stock, representing approximately 1.9% of the outstanding shares of MID Class A Stock. Mr. Stronach is one of three trustees of the U.S. Plan.

(b)	445327 Ontario Limited owns 363,414 shares of MID Class B Stock, representing approximately 66.3% of the outstanding shares of MID Class B Stock. The shares of 445327 Ontario Limited are wholly owned by the Stronach Trust. The Canadian Plan holds 55,722 of the MID Class B Stock, representing approximately 10.2% of the outstanding shares of MID Class B Stock. 865714 Ontario Inc. (“865714”) holds 45,870 shares of MID Class B Stock, representing approximately 8.4% of the outstanding shares of MID Class B Stock. Pursuant to a unanimous shareholders agreement, Magna has the right to direct 865714 in regard to disposing of any shares held by 865714. In aggregate Mr. Stronach controls approximately 73% of the total votes carried by the MID Class A Stock and MID Class B Stock.

Greenlight Capital, Inc.

E.	Market reaction to the Transactions

Following the announcement of the Transactions, the capital markets reacted swiftly and unfavorably. The share price of MID Class A Stock, which closed at $26.35 a share on July 12, 2004, has fallen to $22.65,13 representing a decline of approximately 14% since the Offer was announced.14

The response of MID shareholders has been quite negative due, in large measure, to the widespread perception that the Transactions represents a material and unanticipated change in corporate strategy and direction that will destroy shareholder value. MID has generally portrayed itself in the marketplace as a low-risk business focusing on stable industrial and commercial properties with no intention to increase its equity ownership of MEC.

As recently as MID’s March 10, 2004 earnings conference call, John Simonetti, chief financial officer of MID, stated “we have always said we have two separate businesses here, we run independently, ... [MID] is a real estate company with a strategic investment in MEC and really that’s how we continue to run our business going forward.”15 During the same conference call, Brian Tobin, chief executive officer of MID, stated that “we can never lose sight of the fact that [MID’s] solid foundation comes from recurring total rental income producing portfolio.”16 In fact, when directly confronted with the suggestion that MID might acquire a greater share of MEC or its properties, MID has generally dismissed the notion that it would be interested in such a transaction. For example, during the March 10 earnings call, Mr. Tobin explicitly stated that MID would not be interested in buying MEC’s entire portfolio of properties or entering into some broader arrangement with MEC.17

During a conference call with Greenlight on April 6, 2004, Mr. Tobin elaborated on this point, noting that “I’ll tell you what my thinking is to demonstrate and to provide you with a measure of confidence, when you see that [MID] is not going to be captured by a MEC type arrangement, excess lands or not, that the fact is we’re very aggressively growing our core business.”18 Mr. Tobin further added that “anything we do with MEC would be in the total scheme of things a rather minor piece of our business.”

[13]	Based on the closing price per share of MID Class A Stock on August 9, 2004.

[14]	This represents more than a short-term drop in the share price of MID Class A Stock. CIBC World Markets slashed its rating on MID Class A Stock to “sector underperformer” from “sector outperformer” on news of the transaction and reduced its 12-month target price to $24 from $28.30. See “Stronach gives his empire a shakeup — Racetrack unit being taken private in bid for cash to redevelop key U.S. track,” Globe and Mail, July 14, 2004, a copy of which can be found at Tab 3 to the Exhibit Book (the “Globe Article”).

[15]	See Mr. Simonetti’s comments on page 10 of the Event Transcript of MID’s Q4 Earnings Conference Call of March 10, 2004 a copy of which can be found at Tab 4 of the Exhibit Book (the “Q4 Event Transcript”).

[16]	See Mr. Tobin’s comments on page 2 of the Q4 Event Transcript.

[17]	When asked if MID was interested in buying all of MEC’s properties, Mr. Tobin replied “our conclusion would be that the prudent thing to do would be to look at these things on a case-by-case basis. And again bottom-line driven by the notion that those were most concerned about the opportunity to add value. So no we wouldn’t be interested in buying the whole package” (emphasis added). See Mr. Tobin’s comments on page 7 of the Q4 Event Transcript.

[18]	See Mr. Tobin’s comments on pages 13 and 14 of the transcript of the April 6, 2004 conference call with Greenlight, a copy of which can be found at Tab 5 of the Exhibit Book.

Greenlight Capital, Inc.

MID has now stated that, contrary to investor expectations, it will use the Offer as an opportunity to grow and diversify MID’s enterprise by acquiring, developing, operating and directly owning risky racing assets and gaming operations.19

The Transactions are completely at odds with MID’s commitment to make no further investments in MEC. The Transactions are also inconsistent with Magna’s commitment in the Forbearance Agreement and, therefore, with the expectation of Magna shareholders, that MEC would not receive any further debt or equity investment or other financial assistance from Magna and its affiliates (including MID). The Transactions and the conduct associated with them are exactly the type of self-dealing that the Forbearance Agreement was intended to guard against. The purpose of the Forbearance Agreement was to protect Magna assets and shareholder value from being depleted by further investments in Mr. Stronach’s horse-racing hobby. When Magna shareholders later agreed to Magna’s spin-off of MID, they never agreed to surrender the protections afforded to them by the Forbearance Agreement. In fact, at the time of the MID spin-off, Magna shareholders receiving MID stock had every reason to believe that MID would pursue its core real estate business and carry-on business independent of MEC. Essentially, Mr. Stronach is now attempting to do indirectly through MID what he promised not to do directly at the time of the MEC spin-off. Indeed, the MID spin-off now appears to have been structured to contravene the spirit of the Forbearance Agreement and undermine the expectation of shareholders with respect to MID’s business strategy.

Following the announcement of the Offer, MID management held a conference call which was followed, in the days after the announcement, by road show presentations in a number of cities in an aggressive effort to garner investor support. The reaction to the conference call and road show presentations was unfavorable. Shareholders and other knowledgeable observers believe that the Transactions, among other things, increase MID’s overall operating and financial risk profile by deviating from rather than by maintaining the historical focus of its operations20 and is dilutive to earnings and funds from operations.21

Additionally, MID has undervalued its own shares in valuing them as part of the Transactions. The July 12, 2004 closing price of $26.35 per share of MID Class A Stock does not reflect fair value and is significantly below MID management’s publicly expressed estimate of fair value of $36 or higher.22 As shares of MID Class A Stock are worth far more than their trading value, holders of MEC Class A Stock (including Fair Enterprise Limited) would receive an unwarranted windfall if the Offer were completed in accordance with its terms.

[19]	See pages 2 and 10 of the transcript of the July 13, 2004 MID Special Announcement Conference Call (the “Announcement Transcript”) which can be found at Tab 6 of the Exhibit Book and the letter from MID to the Board of Directors of MEC, dated July 12, 2004, filed with MID’s Schedule 13D/A filed with the Securities and Exchange Commission on July 13, 2004 (the “Schedule 13D/A”). A copy of the letter can be found at Tab 7 of the Exhibit Book.

[20]	See comments of CIBC World Markets in the Globe Article: “MID shareholders focused on the low-risk industrial property operations will be disappointed by this move, which takes the company in the opposite direction to their preferred strategy ... This move increases MID’s operating and financial risks and diversifies instead of focuses its operations.” See also the comments of, and management responses to, Rossa O’Reilly (CIBC World Markets) and Larry Raymond (Credit Swiss First Boston), on pages 17 to 20 of the Announcement Transcript. See also comments of Dominion Bond Rating Service Ltd. (“DBRS”) in the Globe Article. Immediately following the announcement of the transaction, DBRS placed MID’s triple B (high) credit rating under review with negative implications. DBRS commented that “the implications are negative because the current rating does not reflect the resulting increase in MID’s business risk profile. MEC’s operations have been in a loss position in recent years and entail a higher degree of operating risk relative to MID’s stable industrial real estate portfolio.”

[21]	See comments of John Simonetti, CFO of MID, on page 5 of the Announcement Transcript and comments of Stephan Errico (MID shareholder) on page 14 of the Announcement Transcript.

[22]	During a MID management presentation in November 2003, MID management indicated that they believed that, while the fair value of MID’s income producing properties was $1.311 billion, the market only valued them at $841 million. The discount is due in part to MID’s ownership interest in MEC; it is our opinion that the MID Class A Stock has appreciated whenever the market is led to believe that MID will not commit significant resources for MEC related projects and conversely has fallen whenever the market believes MID will use significant resources for MEC related projects. This $470 million (or 36%) discount represents approximately $10 per share of MID stock, implying that the fair value of the stock was approximately $36 per share (i.e., $10 per share higher that its July 12, 2004 trading price). See pages 17 and 18 of the November 2003 MID Management Presentation which can be found at Tab 8 to the Exhibit Book. See also the comments of John Simonetti on page 5 of the Announcement Transcript discussing the methodology used to value MID’s business. Simply updating the November 2003 valuation with MID’s current figures implies that the fair value of the stock today has increased to approximately $40.50 per share. See the MID Valuation Table that can be found at Tab 9 of the Exhibit Book.

Greenlight Capital, Inc.

We submit that MID could not have been entirely surprised by the market’s reaction23 and, given the anticipated shareholder dissatisfaction, MID must have known that it would be difficult for MID to obtain the necessary shareholder approval to complete the Transactions. MID management and Mr. Stronach, therefore, had a significant motive to structure the Transactions so as to avoid Rule 61-501’s shareholder approval requirements.

II. MID has Failed to Comply with the Provisions of Rule 61-501

This application is made seeking the Staff’s intervention to require that MID hold a meeting of the holders of MID Class A Stock to consider and vote on the Transactions on the grounds that Rule 61-501 provides that an issuer may not carry out a “related party transaction” unless it has obtained approval of the proposed transaction by a majority of the votes cast by holders of each class of affected securities at a meeting of securityholders called to consider the transaction.24

As discussed above, the facts surrounding the insider bid provide sufficient grounds to characterize the Offer as a “related party transaction.” Mr. Stronach’s direct and indirect ownership and control of MID and MEC, respectively, the structure of the Fair Enterprise Transaction, and the fact that he dominates the direction of both companies as Chairman of each company’s board of directors taints the Offer.

A.	Frank Stronach was actively involved in structuring the Transactions and stands to derive significant benefit from them

In the MID press release of July 13, 2004,25 Mr. Stronach stated “Fair Enterprise sold its MEC shares to MID at market prices so that shareholders would know that I will participate in this transaction solely through my investment in MID, and I will not benefit by tendering MEC shares into the offer.” Further attempts were made to distance Mr. Stronach from the Offer during the July 13, 2004 MID Special Announcement conference call during which Brian Tobin stated that “Frank Stronach has literally stood aside through this process and indeed did not participate even in the board discussion or decision which was taken . . . He was made aware of management’s view in this regard and did not prevent or did not express as a controlling shareholder any intention to prevent or to sway [management] in pursuing [this transaction] . . .” Mr. Tobin concluded that it should be clear that there is no advantage or direct benefit to Mr. Stronach in the Offer.26

[23]	In meetings with us, Mr. Tobin admitted to us that they expected the share reaction to be “turbulent.”

[24]	See Section 5.6 of Rule 61-501. By virtue of the application of Rule 61-501, MID would also be subject to the requirement that it (i) prepare and circulate to shareholders an information circular with respect to the transaction, (ii) provide to shareholders a formal valuation prepared by an independent valuator, and (iii) comply with the requirements regarding disclosure of certain information in news releases and regulatory filings. See Sections 5.2., 5.3 and 5.4 of Rule 61-501.

[25]	See the MID press release, dated July 13, 2004, attached to MID’s material change report on Form 51-102F3 filed on July 13, 2004. A copy of the material change report and press release can be found at Tab 10 of the Exhibit Book.

[26]	See comments of Brian Tobin on page 8 of the Announcement Transcript.

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We would submit that these statements are factually incorrect and a wholly disingenuous attempt to paint Mr. Stronach as a model corporate citizen willing to act in a selfless manner to advance the interests of all shareholders.

As a preliminary matter, the manner in which the Fair Enterprise Transaction was structured demonstrates that Mr. Stronach agreed to the Fair Enterprise Transaction merely as a means of facilitating the Offer which he supported and stood to benefit from. The share purchase agreement governing the sale of the Fair Enterprise Shares to MID contains an option pursuant to which Fair Enterprise Limited may repurchase the Fair Enterprise Shares if MID does not complete the Offer and proposed merger by December 30, 2004 or, if prior to December 30, 2004, MID publicly announces that it is abandoning the Offer and proposed merger.27 The agreement further allows Mr. Stronach a put option if the Offer is not completed, and more disturbing, an embedded free option on MID’s stock price. This agreement, which has already been approved by the MID board as fiduciaries on behalf of the MID shareholders, is particularly troubling given that Mr. Stronach himself has the ability to unilaterally abandon the Offer and proposed merger. In other words, the Fair Enterprise Transaction does not even represent an actual “sale” of shares as characterized by MID. The embedded option offers Mr. Stronach downside price protection and is a valuable collateral benefit not available to other shareholders. In light of the collateral benefit for Mr. Stronach, skepticism about the bone fides of the transaction seems justified.

Given Mr. Stronach’s ability to unwind the Fair Enterprise Transaction if the Offer is not completed, there does not appear to be any purpose for the Fair Enterprise Transaction other than attempting to circumvent Rule 61-501’s shareholder approval requirements.

Mr. Stronach would benefit from the Fair Enterprise Transaction even though no premium was paid to Fair Enterprise Limited for the shares of MEC Class A Stock based on the July 12, 2004 closing price for MID Class A Stock. In light of management’s estimate that the MID Class A Stock is undervalued by as much as 40%, it can hardly be said that Mr. Stronach is not receiving a premium in connection with the Fair Enterprise Transaction. Based on MID’s own valuation methodology, the “true” consideration paid for the Fair Enterprise Shares was approximately $8.68 per share of MEC Class A Stock, representing a 46% premium over MEC’s closing market price on NASDAQ on July 12, 2004.28

[27]	See Section 2.3 of the Share Purchase Agreement, dated July 12, 2004, between Fair Enterprise Limited and MID filed with the Schedule 13D/A. A copy of the Share Purchase Agreement can be found at Tab 11 of the Exhibit Book.

[28]	The calculation underlying this analysis can be found at Tab 12 of the Exhibit Book. In addition, if the Offer is not completed and Mr. Stronach decides to unwind the Fair Enterprise Transaction, he is entitled to repurchase the Fair Enterprise Shares in consideration for, at his option, (1) the MID Class A Stock he received and the cash consideration paid to him (i.e., truly unwind the transaction), or (2) the cash consideration paid to him and an amount of cash equal to the number of MID Class A Stock he received multiplied by the volume weighted average price of the MID Class A Stock on the NYSE for the five trading days ending on the date prior to the date of repurchase. Therefore, if the price of the MID Class A Stock is lower than its fair value (as is currently the case), Mr. Stronach can effectively take back his MEC Class A Stock and purchase the MID Class A Stock at its depressed price.

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Unmentioned in the press release, Mr. Stronach also stands to benefit from the Offer in that he holds “in-the-money” MEC stock options that entitle him to acquire 1,000,000 shares of MEC Class A Stock. These stock options, can be exercised in connection with a tender to the Offer, or can be converted into options to acquire shares of MID Class A Stock following the “short-form” merger.29 Furthermore, Mr. Stronach is an associate of the Magna Plans which own, in aggregate 647,290 shares of MEC Class A Stock that may be tendered into the Offer.

Mr. Stronach also benefits by gaining direct control of both entities, rather than only the indirect control he currently has of MEC. Mr. Stronach will remain Chairman of the combined entity following the “short-form” merger.30

In light of the foregoing facts, to suggest that Mr. Stronach will not benefit from this transaction or that he has in any meaningful sense stood away from it simply strains credulity.

The claim that Mr. Stronach was not involved in the decision making process that drove the Offer is also unsupported by the facts and at odds with the statements made by MID itself. During his introductory comments on July 13, Mr. Tobin stated “this transaction is strongly supported by our Chairman, Frank Stronach.”31 Furthermore, during MID’s roadshow luncheon in New York on July 15, Mr. Simonetti explained that the Offer was not structured as a cash tender offer even though MID was of the view that the MID Class A Stock was undervalued. The rationale put forward for the large (85%) stock component of the current structure was that Mr. Stronach has a personal aversion to debt and that management wants to preserve MID’s cash primarily to finance MEC-related projects.32 Mr. Simonetti concluded that future MID transactions have to be done with MID equity or convertible securities until Mr. Stronach could be convinced otherwise.33 Mr. Simonetti’s own view was different from Mr. Stronach’s. He felt that “. . . MID also has the financial strength to take on leverage to fuel future growth.”34

[29]	The options are estimated to have a current valuation range of $2 - $3 per share (or $2 million to $3 million in aggregate) depending on the volatility assumptions used in calculating the value of the options using a Black-Scholes model. See the section entitled “Executive Compensation” in MEC’s 2000 Proxy Statement filed on Schedule 14A. The relevant pages of that section can be found at Tab 2 of the Exhibit Book.

[30]	See comments of Brian Tobin on page 3 of the Announcement Transcript.

[31]	See page 3 of the Announcement Transcript.

[32]	The rationale for the 15% in cash was to give shareholders the cash needed to pay taxes due from the transaction.

[33]	Obviously, if this were an all cash transaction, Fair Enterprise Limited and Mr. Stronach would have received cash rather than undervalued shares of MID Class A Stock in exchange for their shares of MEC Class A Stock. The issuance of stock rather than cash makes the proposed transaction significantly more dilutive to MID shareholders.

[34]	See Mr. Simonetti’s comments on page 5 of the transcript of the conference call in which MID discussed the spin-off from Magna, a copy of which can be found at Tab 13 of the Exhibit Book.

Greenlight Capital, Inc.

We received further evidence of Mr. Stronach’s strong influence over MID during a private meeting with Mr. Tobin that same day. In discussing the separation of the CEO and Chairman functions at MID, Mr. Tobin commented that CEOs at MID are expected to follow the Chairman’s lead, and that Mr. Stronach has a history of replacing executives that disagree with him. Notwithstanding Mr. Tobin’s professed independence, it appears that the atmosphere at MID discourages executives from challenging Mr. Stronach or acting independently. Accordingly, it seems unlikely MID’s management and board of directors could act in an independent fashion free from Mr. Stronach’s intervention or fear of his retribution.

B.	The Transactions constitute a “related party transaction” that requires shareholder approval

Given the facts surrounding Frank Stronach’s involvement in and control of MID’s affairs, the current structure of the insider bid (i.e., the Fair Enterprise Transaction, then the Offer followed by the “short-form” merger) appears to have been a self-serving exercise to, at least in appearance, remove the Offer from the definition of “related party transaction.” It may also have been an attempt to use sleight of hand to avail itself of an exemption to Rule 61-501 that provides that shareholder approval is not required prior to a related party transaction where neither the fair market value of, nor the fair market value of the consideration for, the transaction is greater than 25% of the issuer’s market capitalization.35

Section 5.6 of Rule 61-501 provides that an issuer may not carry out a “related party transaction” unless it has obtained shareholder approval of the proposed transaction. Pursuant to Section 1.1 of Rule 61-501, a “related party transaction” means, among other things:

a transaction between the issuer and a person or company that is a related party of the issuer at the time the transaction is agreed to, whether or not there are also other parties to the transaction, as a consequence of which, either through the transaction itself or together with connected transactions, the issuer directly or indirectly (a) purchases or acquires an asset from the related party for valuable consideration, . . .(f) acquires the related party, or combines with the related party, through an amalgamation, arrangement or otherwise, whether alone or with joint actors, (g) issues a security to the related party,         . . . (emphasis added)

MID and certain of its affiliates have sought to circumvent Rule 61-501 by deliberately structuring the insider bid as two connected transactions to avoid the insider bid being regulated as a “related party transaction” and to otherwise take advantage of an exemption from the shareholder approval and related requirements of Rule 61-501. The first step in the related party

[35]	See Section 5.7(1) of Rule 61-501.

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transaction is the Fair Enterprise Transaction. The second step is the offer for the remainder of the outstanding shares of MEC (including those shares to be acquired pursuant to the “short-form” merger). MID violated Rule 61-501 because these two steps are connected transactions that constitute a “related party transaction” therefore requiring MID to hold a shareholder meeting to consider and vote on the Transactions.

The manner in which the Fair Enterprise Transaction was structured and disclosed to the public suggests an intention to structure the transaction in stages to take advantage of an exemption to Rule 61-501’s “related party” provisions. As discussed in greater detail above, the share purchase agreement governing the sale of the Fair Enterprise Shares to MID contains an option pursuant to which Fair Enterprise Limited may repurchase the Fair Enterprise Shares if MID does not complete the Offer. This structure supports our characterization of the Fair Enterprise Transaction as merely one stage of a multi-stage process because it demonstrates that Mr. Stronach was only interested in this ancillary transaction to the extent it advanced the success of the Offer.

The nature of the information disclosed in MID’s July 13, 2004 material change report and press release is also indicative of a deliberate effort to avoid the application of Rule 61-501 by artificially describing the Fair Enterprise Transaction as a separate transaction. Although the Fair Enterprise Transaction is a “related party transaction” that must be disclosed, MID did not describe the Fair Enterprise Transaction in the material change report but rather apparently relied on the incorporation of the press-release attached to the report to satisfy its reporting obligation.36 Indeed, the disclosure of the Fair Enterprise Transaction was buried at the end of the press-release and, as discussed above, was wholly-misleading. We would submit that this was done intentionally to avoid having to characterize the Fair Enterprise Transaction as a “related party transaction” in the material change report. The level of disclosure in the material change report was inadequate and certainly does not reach the level of disclosure mandated by Section 5.2 of Rule 61-501. Even if MID believed they were entitled to rely on an exemption to Rule 61-501’s shareholder approval requirements, the facts supporting reliance on that exemption should have been disclosed in the material change report.37

This structure was part of a broader attempt to bring the Transactions within an exemption to Rule 61-501. If the Fair Enterprise Transaction, the Offer and the “short-form” merger were treated as a single transaction, the consideration paid for the transaction would be in excess of 25% of MID’s market capitalization, and the Transactions would fall within the shareholder approval requirements of Rule 61-501.38 This treatment of the transactions as a single

[36]	See the material change report and press release at Tab 10 of the Exhibit Book.

[37]	See Section 5.6 of Rule 61-501.

[38]	Based on the $285.8 million consideration to be paid in the Offer, the $25.8 million consideration that would be paid to Fair Enterprise Limited if it participated directly in the Offer and the value of the shares of MID Class A Stock to be issued in connection with the conversion of the MEC convertible notes and the exercise of MEC stock options following the “short-term” merger. Approximately 7.6 million additional shares of MID Class A Stock will need to be issued in connection with the conversion of the MEC convertible notes and the exercise of MEC stock options. See comments of John Simonetti on page 21 of the Announcement Transcript. Section 5.5.2(d) of Rule 61-501 provides that if the transaction (the “initial transaction”) includes options or other instruments providing for the possible future purchase of securities (the “future transaction“) the calculation of the fair market value for the initial transaction shall include the fair market value of the maximum number of securities that the issuer may be required to issue in the future transaction.

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transaction is exactly what is mandated by Section 5.7(2) of Rule 61-501. That section provides that if the transaction is one of two or more connected transactions that are related party transactions and would, without the exemption for transactions less than 25% of market capitalization, require shareholder approval, the fair market value for all of these transactions must be aggregated in determining whether the 25% of market capitalization exemption is met.39

We submit that MID’s failure to call a shareholder meeting to vote on the Offer also violates Rule 61-501 because the Offer constitutes a “related party transaction” in which Mr. Stronach stands to derive significant benefit by virtue of his ownership of options to acquire 1,000,000 MEC Class A Stock that are valued at between $2 million and $3 million in aggregate.40 By its terms, if the Offer is completed, MID intends to carry out a “short-form” merger of MEC with a wholly-owned Delaware subsidiary of MID in which, among other things, MEC options, including those held by Mr. Stronach, will become exercisable for shares of MID Class A Stock based on the merger consideration.

Greenlight and other holders of MID Class A Stock do not normally have the voting power to effectively oppose a transaction proposed or supported by Mr. Stronach. It was therefore highly desirable for MID and Mr. Stronach to avoid the transaction being characterized as a “related party transaction” in order to avoid bringing the contemplated Transactions within the class of Rule 61-501 transactions because the consequence of having the Transactions subject to Rule 61-501’s shareholder approval requirements would be that, as a mere 4.7% shareholder of the MID Class A Stock, Mr. Stronach would not be able to guarantee their approval and the voting power of other holders of MID Class A Stock could be used as a significant source of leverage to defeat the Transactions.

MID management and Frank Stronach had a significant motive to structure the Transactions so as to avoid Rule 61-501’s shareholder approval requirements. As discussed in great detail in Part I.E above, the capital markets reacted swiftly and unfavorably to MID’s announcement of the Transactions. When evidence emerged that MID shareholders were extremely troubled by MID’s unanticipated change of corporate strategy and direction, MID management, no doubt with Mr. Stronach’s support, went to work trying to garner investor support. We submit that MID could not have been entirely surprised by the market’s reaction and, given the anticipated shareholder dissatisfaction, MID must have known that it would be difficult for MID to obtain the necessary shareholder approval to complete the Transactions.

Based on the foregoing analysis, we request that the Staff intervene to require that MID hold a meeting of the holders of MID Class A Stock to consider and vote on the Transactions.

[39]	Additionally, Section 2.8(1) of the OSC Companion Policy to Rule 61-501 explicitly allows the Commission to intervene if it believes that a transaction is being carried out in stages or otherwise divided up for the purpose of avoiding the application of a provision of the rule.

[40]	Mr. Stronach will also benefit as Chairman of the combined entity and due to the fact that he is an associate of the Magna Plans.

Greenlight Capital, Inc.

Once you have had a chance to review and consider this letter, we invite you to call with any related questions or comments which you might have and we wish to thank you in advance for your prompt attention to this application.

Yours very truly,

Greenlight Capital, Inc.

Per:

/S/ DANIEL ROITMAN

Daniel Roitman

Encl.

c:	René Sorell (McCarthy Tetrault)
Frank Stronach (MI Developments, Inc.)
Brian Tobin (MI Developments, Inc.)

Greenlight Capital, Inc.